Delta Corp Holdings Limited

Boundary Hall

Cricket Square

Grand Cayman, KY 1-1102

Cayman Islands

VIA EDGAR

March 5, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Kevin Dougherty

Re:	Delta Corp Holdings Limited Registration Statement on Form F-4, as amended (File No. 333-274699) (the “Registration Statement”)

Dear Mr. Dougherty:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Delta Corp Holdings Limited, hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 3:00 p.m. Eastern Standard Time on Wednesday, March 6, 2024, or as soon as thereafter practicable.

Very Truly Yours,

DELTA CORP HOLDINGS LIMITED

By:	/s/ Mudit Paliwal
Name: Title:	Mudit Paliwal Chief Executive Officer and Director

cc:	Sarah E. Williams, Esq. Nahal A. Nellis, Esq.
Ellenoff Grossman & Schole LLP

Steven M. Skolnick, Esq.
Lowenstein Sandler LLP